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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 12, 2019

HILLENBRAND, INC.
(Exact Name of Registrant as Specified in Charter)

Indiana (State of Incorporation)	1-33794 (Commission File Number)	26-1342272 (IRS Employer Identification No.)

One Batesville Boulevard Batesville, Indiana (Address of Principal Executive Office)	47006 (Zip Code)

Registrant's telephone number, including area code: (812) 934-7500

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

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Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, without par value	HI	New York Stock Exchange

Indicate by the check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.    Entry into a Material Definitive Agreement.

        On July 12, 2019, Hillenbrand, Inc., an Indiana corporation ("Hillenbrand"), Milacron Holdings Corp., a Delaware corporation ("Milacron"), and Bengal Delaware Holding Corporation, a Delaware corporation and a wholly-owned subsidiary of Hillenbrand ("Merger Subsidiary"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, Merger Subsidiary will be merged with and into Milacron (the "Merger"), with Milacron surviving the Merger as a wholly-owned subsidiary of Hillenbrand.

        At the time the Merger becomes effective (the "Effective Time"), each share of common stock, par value $0.01 per share, of Milacron ("Milacron Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Milacron Stock (i) held by Milacron as treasury stock, (ii) owned by Hillenbrand or Merger Subsidiary immediately prior to the Effective Time, (iii) held by any wholly-owned subsidiary of Milacron or Hillenbrand (other than Merger Subsidiary) immediately prior to the Effective Time or (iv) that are issued and outstanding immediately prior to the Effective Time and that are held by any person who has not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who has properly exercised appraisal rights in respect of such shares in accordance with the Delaware General Corporation Law), will be converted into the right to receive (x) $11.80 in cash, without interest (the "Cash Consideration") and (y) 0.1612 shares of common stock, no par value, of Hillenbrand ("Hillenbrand Stock") (the "Stock Consideration" and, together with the Cash Consideration, the "Merger Consideration").

        The respective boards of directors of Hillenbrand and Milacron have unanimously approved the Merger Agreement, and the board of directors of Milacron has agreed to recommend that Milacron's stockholders adopt the Merger Agreement. Milacron has agreed, subject to certain exceptions, not to directly or indirectly solicit competing alternative proposals and to terminate all existing discussions, negotiations and communications with any persons with respect to any alternative proposal. However, the board of directors of Milacron may, subject to certain conditions, withdraw its recommendation in favor of adoption of the Merger Agreement or terminate the Merger Agreement if, in connection with the receipt of an alternative proposal, Milacron's board determines in good faith that (i) such alternative proposal constitutes a superior proposal and (ii) a failure to effect such a withdrawal of recommendation or termination of the Merger Agreement would reasonably be expected to be inconsistent with its fiduciary duties. In addition, Milacron's board of directors may withdraw its recommendation (but not terminate the Merger Agreement) if, in connection with a material event or circumstance that was not known to or reasonably foreseeable by Milacron's board of directors on the date of the Merger Agreement, it determines in good faith that a failure to effect such a withdrawal of recommendation would reasonably be expected to be inconsistent with its fiduciary duties.

        The closing of the Merger is subject to the adoption of the Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Milacron Stock (the "Milacron Stockholder Approval"). The closing of the Merger is also subject to the satisfaction or waiver of various customary conditions, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; the receipt of other specified regulatory approvals; the absence of any order or applicable law entered or enacted after the date of the Merger Agreement that is in effect and has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger; subject to specified materiality standards, the accuracy of the representations and warranties contained in the Merger Agreement; the effectiveness of the registration statement on Hillenbrand's Form S-4 for the Stock Consideration to be issued in connection with the Merger; the authorization for listing on the New York Stock Exchange of the Stock Consideration; the absence of a material adverse effect with respect to Hillenbrand and Milacron; compliance with the covenants and agreements in the Merger Agreement in all material respects; and delivery of an officer's closing certificate by both parties. The closing of the Merger is not conditioned on receipt of financing by Hillenbrand.

        Hillenbrand and Milacron have made customary representations, warranties, covenants and agreements in the Merger Agreement, including, among others, covenants relating to (a) the conduct of each of Hillenbrand's and Milacron's respective businesses between the date of the signing of the Merger Agreement and the consummation of the Merger and (b) the efforts of the parties to cause the Merger to be completed.

        The Merger Agreement provides that Milacron may be required to pay Hillenbrand a termination fee equal to $45 million if the Merger Agreement is terminated (i) by Hillenbrand following (a) an adverse recommendation change of Milacron's board of directors, (b) the failure of Milacron's board of directors to publicly reaffirm its recommendation within ten business days of a written request by Hillenbrand to provide such reaffirmation following an alternative proposal that has been publicly made to Milacron or publicly made directly to the stockholders of Milacron, or (c) the failure by Milacron to include its board recommendation in its proxy statement/prospectus, (ii) by Milacron to enter into an agreement in respect of a superior proposal or (iii) (x) by Hillenbrand due to a material breach of a representation, warranty, covenant or agreement by Milacron that leads to the failure of a closing condition, (y) by either party if the Merger has not been consummated prior to April 7, 2020 (which date is subject to a 90-day extension under certain circumstances), or (z) by either party due to failure to obtain the approval of Milacron stockholders, if, in the case of any of clauses (x), (y) and (z), an alternative proposal has been made to Milacron, publicly made directly to the stockholders of Milacron generally or otherwise publicly disclosed or made known and has not been withdrawn within specified time periods and within twelve months of such termination Milacron consummates or enters into a definitive agreement with respect to an alternative proposal (regardless of when or whether such transaction is consummated).

        The Merger Agreement is attached as Exhibit 2.1 and is incorporated by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement, and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about Hillenbrand, Milacron or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of that agreement and as of specified dates. The representations, warranties, covenants and agreements in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of Hillenbrand, Milacron or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Hillenbrand's public disclosures.

Cautionary Statement

        This report contains statements, including statements regarding the proposed acquisition of Milacron by Hillenbrand that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand's proposed acquisition of Milacron (the "Proposed Transaction"), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing," "outlook," "guidance" and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand's or Milacron's financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand's business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Hillenbrand and Milacron to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of Milacron to receive the approval of Milacron's stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand's and/or Milacron's common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand's issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron's management's attention from Milacron's ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron's operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand's and Milacron's control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand's and Milacron's reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC") and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Additional Information and Where to Find It

        In connection with the proposed acquisition by Hillenbrand of Milacron (the "Proposed Transaction"), Hillenbrand will file with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand's common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Hillenbrand and a proxy statement of Milacron (the "proxy statement/prospectus"), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Milacron's stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC's website or from Hillenbrand or Milacron when it becomes available. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand's website at www.hillenbrand.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron's website at www.milacron.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000 .

Participants in the Solicitation

        Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron's stockholders with respect to the Proposed Transaction. Information about Hillenbrand's directors and executive officers is available in Hillenbrand's Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of Milacron's securities by Milacron's directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the

SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above.

No Offer or Solicitation

        This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.

Item 9.01.    Financial Statements and Exhibits.

        (d)   Exhibits.

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of July 12, 2019, among Hillenbrand, Inc., Bengal Delaware Holding Corporation and Milacron Holdings Corp.(1)

(1)
Schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Hillenbrand hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2019
HILLENBRAND, INC.
	By:	/s/ NICHOLAS R. FARRELL
		Name:	Nicholas R. Farrell
		Title:	Vice President, General Counsel, Secretary and Chief Compliance Officer

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  Item 1.01. Entry into a Material Definitive Agreement.
  Item 9.01. Financial Statements and Exhibits.
SIGNATURES